Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE:	Yael Paz,
+972 99709 255
yaelp@optibase.com

BORIS:	Anne Renehan
617.451.9900 x116
anner@borisfx.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

OPTIBASE ANNOUNCES SALE OF NON LINEAR EDITING PRODUCT LINE
2 million dollar framework agreement signed between Optibase and BorisFX

HERZLIYA, Israel, October 3, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that it has entered a definitive agreement with Boris FX, a leading developer of integrated effects technology for video and film production, for the sale of non linear editing product line, including all service, warranty and maintenance obligations. Under the terms of the agreement Optibase and Boris FX will share revenues derived from any future sales of these products and services of up to $2 million (2,000,000) and Optibase will supply Boris FX with manufacturing services for the Media 100 HD boards.

Uzi Breier, CEO of Optibase said, “It gives me pleasure to announce the cooperation with Boris FX. Boris has a track record of success in the non linear editing market and it is our belief that it will serve our customers in this segment well. “Furthermore,” he added, “this agreement will allow us to focus on the IPTV market that we believe poses to Optibase a greater opportunity to grow our business.”

About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

About Boris FX

        Founded in 1995 in Boston MA, Boris FX is the leading developer of integrated graphics and effects technology, delivering 3D compositing and vector graphic products for the broadcast, post production, film and multi-media industries. Since the company’s inception, Boris products have grown to serve over 200,000 artists worldwide. A great part of its success lies in the ability to tightly integrate and leverage technologies through strong partnerships with industry-leading manufacturers including Adobe®, Apple®, Avid®, Canopus®, Discreet®, eyeon®, in-sync®, Incite®, Leitch®, Matrox®, Media 100®, Quantel®, Sony Pictures Digital®, and Ulead®. For details, visit www.borisfx.com.

This press release contains forward-looking statements concerning our marketing and operations plans, including possible revenue from future sales by Boris FX, a third party over which Optibase has no control. No guarantee may be made that Optibase will derive any revenue from the arrangement unless such future sales take place. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.